UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 14, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934
&
ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Synacor, Inc.

File Nos. 001-33843 and 333-178049 - CF#33060

_____

Synacor, Inc. submitted an application under Rule 24b-2 and Rule 406 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to Form 10-Qs filed on August 13, 2013 and August 14, 2014 and a Form S-1 filed on November 18, 2011.

Based on representations by Synacor, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.9.1	S-1	FILED 11-18-11	THROUGH: DECEMBER 31, 2018
10.9.2	S-1	FILED 11-18-11	THROUGH: DECEMBER 31, 2018
10.9.3	S-1	FILED 11-18-11	THROUGH: DECEMBER 31, 2018
10.9.4	S-1	FILED 11-18-11	THROUGH: DECEMBER 31, 2018
10.2	10-Q	FILED 8-13-13	THROUGH: DECEMBER 31, 2018
10.2	10-Q	FILED 8-14-14	THROUGH: DECEMBER 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary